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                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                     FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               Rural Cellular Corporation
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             (Exact name of registrant as specified in its charter)

                Minnesota                          41-1693295
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        (State of Incorporation or     (IRS Employer Identification No.)
              Organization)

3905 Dakota Street SW, Alexandria, Minnesota                       55386
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     (Address of Principal Executive Offices)                    (Zip Code)

     If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. / /

     If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. / /

     Securities Act registration statement file number to which this form relates: N/A.

     Securities to be registered pursuant to Section 12(b) of the Act:  None

     Securities to be registered pursuant to Section 12(g) of the Act:

                  Series A Preferred Share Purchase Rights
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                               (Title of class)

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                               (Title of class)


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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On April 30, 1999, the Board of Directors of Rural Cellular Corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Class A Right") for each outstanding share of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of the Company. The dividend is payable on May 20, 1999 (the "Record Date") to shareholders of record on that date. A similar Class B Rights Agreement has been adopted for holders of the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock").

     Each Class A Right entitles the registered holder to purchase from the Company one one-hundredth of a Series A Junior Participating Preferred Share, par value $.01 per share (the "Series A Preferred Shares"), of the Company at a price of $120.00 per one one-hundredth of a Series A Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Class A Rights are set forth in a Class A Share Rights Agreement (the "Class A Rights Agreement"), dated April 30, 1999, between the Company and Norwest Bank Minnesota, National Association, as Rights Agent (the "Rights Agent").

     Initially, the Class A Rights will attach to all certificates representing Class A Common Stock then outstanding and no separate Class A Right Certificates will be distributed. The Class A Rights will separate from the Class A Common Stock and a Distribution Date for the Class A Rights will occur, subject to certain exceptions, upon the earlier of:

          (i) the close of business on the fifteenth day following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" (i.e., has become, subject to certain exceptions, the beneficial owner of 15% or more of the outstanding shares of Class A Common Stock and Class B Common Stock, taken as a whole (collectively, the "Common Shares"); or

          (ii) the close of business on the fifteenth day following the commencement or public announcement of a tender offer or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming, subject to certain exceptions, the beneficial owner of 15% or more of the outstanding Common Shares.

Until the Distribution Date,

          (i) the Class A Rights will be evidenced by the Class A Common Stock certificates and will be transferred with and only with the Class A Common Stock,

          (ii) new Class A Common Stock certificates issued after the Record Date upon transfer or new issuance of shares of Class A Common Stock will contain a notation incorporating the Class A Rights Agreement by reference, and


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          (iii)     the surrender for transfer of any Class A Common Stock
certificate, even without such notation or a copy of the Summary of Class A Rights attached thereto, will also constitute the transfer of the Class A Rights associated with the Class A Common Stock represented by such certificate.

As promptly as practicable following the Distribution Date, separate certificates evidencing the Class A Rights ("Class A Right Certificates") will be mailed to holders of record of the Class A Common Stock as of the close of business on the Distribution Date and such separate Class A Right Certificates alone will evidence the Class A Rights.

     The Class A Rights are not exercisable until the Distribution Date. The Class A Rights will expire on May 20, 2009, unless extended or earlier redeemed or exchanged by the Company as described below.

     The Purchase Price payable, and the number of Series A Preferred Shares or other securities or property issuable, upon exercise of the Class A Rights are subject to adjustment from time to time to prevent dilution:

           (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Shares,

           (ii) upon the grant to holders of the Series A Preferred Shares of certain rights, options or warrants to subscribe for or purchase Series A Preferred Shares or convertible securities at less than the then current market price of the Series A Preferred Shares, or

           (iii) upon the distribution to holders of the Series A Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Series A Preferred Shares) or of subscription rights or warrants (other than those described in clause (ii) hereof).

     The number of Series A Preferred Shares issuable upon the exercise of a Class A Right is also subject to adjustment in the event of a dividend on Class A Common Stock payable in Class A Common Stock, or a subdivision, combination or consolidation of the Class A Common Stock.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional Series A Preferred Shares will be issued (other than fractional shares which are integral multiples of one one-hundredth (subject to adjustment) of a Series A Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) if in lieu thereof a payment in cash is made based on the closing price (pro-rated for the fraction) of the Series A Preferred Shares on the last trading date prior to the date of exercise.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Class A Right, other than Class A Rights that are or were beneficially owned by the Acquiring Person (which will


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thereafter be void), will thereafter have the right to receive upon exercise thereof at the then current exercise price of the Class A Right that number of shares of Class A Common Stock having a market value of two times the exercise price of the Class A Right, subject to certain possible adjustments. For example, if the exercise price were $120, each holder of a Class A Right would be entitled to purchase $240 in market value of Class A Common Stock for $120.

     In the event that, after the Distribution Date or within 15 days prior thereto, the Company is acquired in certain mergers or other business combination transactions or 50% or more of the assets or earning power of the Company and its subsidiaries (taken as a whole) are sold after the Distribution Date or within 15 days prior thereto in one transaction or a series of related transactions, each holder of a Class A Right (other than Class A Rights which have become void under the terms of the Class A Rights Agreement) will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Class A Right, that number of common shares of the acquiring company (or, in certain cases, one of its affiliates) having a market value of two times the exercise price of the Class A Right. Thus, if the exercise price were $120, each holder of a Class A Right would be entitled to purchase $240 in market value of common shares of the acquiring company for $120.

     In certain events specified in the Class A Rights Agreement, the Company is permitted to temporarily suspend the exercisability of the Class A Rights.

     At any time after a person or group of affiliated or associated persons becomes an Acquiring Person (subject to certain exceptions) and prior to the acquisition by a person or group of affiliated or associated persons of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange all or part of the Class A Rights (other than Class A Rights which have become void under the terms of the Class A Rights Agreement) at an exchange ratio of one share of Class A Common Stock (or equivalent security) per Class A Right, subject to adjustment.

     At any time prior to the close of business on the date of a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person, the Board of Directors of the Company may redeem the Class A Rights in whole, but not in part, at a price of $.001 per Class A Right, subject to adjustment (the "Redemption Price"), payable in cash. The redemption of the Class A Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. The Board of Directors and the Company shall not have any liability to any person as a result of the redemption or exchange of the Class A Rights pursuant to the provisions of the Class A Rights Agreement.

     The terms of the Class A Rights may be amended by the Board of Directors of the Company, subject to certain limitations after the Distribution Date, without the consent of the holders of the Class A Rights, including an amendment prior to the date a person or group of affiliated or associated persons becomes an Acquiring Person to lower the 15% threshold for exercisability of the Class A Rights to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known by the Company to be


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beneficially owned by any person or group of affiliated or associated persons
(subject to certain exceptions) or (ii) 10%.

     Until a Class A Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     This summary description of the Class A Rights does not purport to be complete and is qualified in its entirety by reference to the Class A Rights Agreement.

ITEM 2.  EXHIBITS.

     1. Class A Share Rights Agreement dated April 30, 1999 by and between the Company and Norwest Bank Minnesota, N.A., as Rights Agent, which includes as Exhibit B the form of Class A Right Certificate.


                                     SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                             RURAL CELLULAR CORPORATION
                                             (Registrant)


                                             By: /s/ Wesley E. Schultz
Dated: May 19, 1999                             --------------------------------
                                                 Wesley E. Schultz
                                                 Its Senior Vice President and
                                                 Chief Financial Officer


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